U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

       Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

       Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

       Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

       Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

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Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com	Suite 500, 850 – 2nd Street S. W. Calgary, Alberta, T2P 0R8 Tel: (403) 237-9400 Fax: (403) 237-9410

MFC INDUSTRIAL AND COMPTON
ANNOUNCE TAKE-UP OF 94% OF COMPTON SHARES

NEW YORK / CALGARY (September 6, 2012)….MFC Industrial Ltd. (NYSE: MIL) ("MFC") and Compton Petroleum Corporation (TSX: CMT), today announced that all of the conditions under MFC's offer (the "Offer") for all of the outstanding common shares (the "Compton Shares") of Compton have been satisfied and that MFC has, through its subsidiary taken-up and accepted for payment approximately 24.7 million Compton Shares deposited as of the expiry of the Offer today, representing approximately 94% of the outstanding Compton Shares subject to the Offer.

As the Offer was accepted by holders of more than 90% of the outstanding Compton Shares, MFC intends to exercise its rights under the compulsory acquisition provisions of the Business Corporations Act (Alberta) to acquire all of the outstanding Compton Shares that it does not currently own and expects to mail a notice of compulsory acquisition to all remaining holders of Compton Shares shortly. MFC further intends to cause the Compton Shares to be de-listed from the Toronto Stock Exchange and cause Compton to cease to be a reporting issuer under applicable securities laws as soon as possible.

The parties also announced that, pursuant to the terms of the previously announced special warrant agreement between the parties, upon take-up under the Offer, MFC acquired, through its subsidiary, 6,548,498 Compton Shares, representing 19.9% of the outstanding Compton Shares, as a result of the conversion of the special warrants (the "Warrants"). No additional consideration was paid in connection with the conversion of the Warrants. As a result of the conversion of the Warrants and take-up of Compton Shares under the Offer, MFC, together with its affiliates, holds approximately 31.4 million Compton Shares, representing approximately 95% of the outstanding Compton Shares.

Pursuant to the terms of the Support Agreement between the parties, all of the directors of Compton have resigned and MFC has appointed James Carter, Robert Chenery and Ferdinand Steinbauer as directors of Compton.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company that is listed on the New York Stock Exchange and is active in a broad spectrum of activities, including its integrated commodities operations and mineral interests, which focus on metals, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. MFC's global business activities are supported by its captive commodities sources through strategic direct or indirect investments and other commodities sources secured from third parties. To obtain further information on MFC, please visit its website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the impact of the acquisition on MFC's and Compton's businesses and operations and MFC's ability to integrate the business and operations of Compton, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause MFC's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause MFC’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: the business of MFC and Compton may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond MFC's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, MFC is not under any obligation and MFC expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in MFC's Management's Discussion and Analysis for the six months ended June 30, 2012, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2011.

(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: September 7, 2012